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News Release	No. 13-244
February 04, 2013

Platinum Group Metals Announces New Intercepts at Waterberg

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) announces that drilling along two section lines east and up-dip of the Waterberg Deposit have intersected mineralized layers that are interpreted by the Company's project geologists and non-independent qualified person as the F layer.

There are fifteen drill rigs operating on the property. Eight drill rigs are drilling on two section lines east of the Waterberg platinum, palladium and gold resource. One section line is near the south end of the deposit and the other section line is near the north end of the current deposit.

If these layers are confirmed by assay to be the F mineralization, the northern section line on the deposit would expand by approximately 750 meters eastward and be brought up dip from 1000 meters vertical depth to about 280 meters deep. At the north end of the deposit the over lying Waterberg sediments are thinning to the east. Drilling is continuing to the east with shallower target depths.

The drilling area is in the joint venture with the Japan Oil, Gas and Metals National Corporation (“JOGMEC”). Platinum Group, with a 49.9% direct and indirect interest in the Waterberg property, made the discovery in partnership with JOGMEC. JOGMEC holds a direct 37% interest in the Waterberg property with a balance of approximately 13.1% of the project being held by black empowerment interests. Platinum Group is the operator of the project.

The non-independent qualified person for this release is R. Michael Jones P.Eng. He is the company CEO and has more than 20 years of relevant experience. He is a significant shareholder of the Company. He has satisfactorily verified the data by hiring qualified professional staff, insisting on a strict quality control program and he has visited the property and core personally.

About Platinum Group Metals Ltd.

Platinum Group has an experienced mine building and operating team based in Vancouver, Canada and Johannesburg, South Africa. Platinum Group is building the WBJV Project 1 Platinum mine in the Western Limb of the Bushveld Complex, South Africa. The Company owns 74% of the WBJV Project 1 Mine and 26% is owned by Wesizwe which is controlled by Jinchuan of China. The Platinum Group management team has a track record of discovery of precious metals mines over the past 20 years. Platinum Group recently completed a $ 180 million equity funding and a credit approval for $ 260m for the WBJV Project 1 mine and exploration at Waterberg.

PLATINUM GROUP METALS LTD.	…2

Platinum Group is listed as PLG on the NYSE MKT and PTM on the TSX in Toronto.

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones”

For further information contact:
            R. Michael Jones, President
            or Kris Begic, VP, Corporate Development
            Platinum Group Metals Ltd., Vancouver
            Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the NYSE MKT have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the Company’s plans to move Waterberg ahead with exploration and engineering work. In addition, the results of the UFS may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be locate;, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to successfully complete hedging establishment and off-take negotiations; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

Cautionary Note to U.S. Investors Regarding Estimates of Inferred Mineral Resources

This press release uses the terms “inferred mineral resources.” We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of a feasibility study or prefeasibility studies, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.